EXHIBIT C

February 24, 2026

Rosa E. Licea-Mailloux, Chief Compliance Officer Via FedEx

and

Heidi W. Hardin, Secretary and Clerk

Massachusetts Financial Services Company

111 Huntington Ave

Boston, MA 02199-7618

Re: MFS Charter Income Trust (MCR),

MFS Intermediate Income Trust (MIN),

MFS Multimarket Income Trust (MMT, “Acquiring Fund”),

MFS Government Markets Income Trust (MGF),

MFS Intermediate High Income Fund (CIF) (collectively the “Funds”)

Dear Ms. Licea-Mailloux and Ms. Hardin:

Sit Investment Associates, Inc. and Sit Fixed Income Advisors II, LLC (“Sit” or “we” or “our”) are each registered as an investment adviser with the Securities and Exchange Commission (the “Commission”) under the Investment Advisers Act of 1940, as amended and act pursuant to investment management agreements as the discretionary investment manager to certain clients who are shareholders of closed-end funds (“CEFs”). Sit has been investing in CEFs on behalf of its clients for more than 25 years. Sit’s clients include individuals and institutions, such as foundations, pension funds, insurance companies, and corporations. Our investment approach to CEFs is long-term orientated with an emphasis on the income component of total return. Sit utilizes CEFs across several client types and composites, each with differing objectives, guidelines, restrictions, and risk tolerances.

We are writing to notify the Funds’ Board of Trustees (the “Board”) that we intend to vote AGAINST the reorganization proposal announced on December 11, 2025 which would merge MCR, MIN, MGF, and CIF (the “Acquired Funds”) into MMT, the Acquiring Fund.

Sit has been investing in the Funds on behalf of its clients continuously for more than 25 years. As of December 31, 2025, Sit’s clients held the following positions in the Funds:

	Shares	% of Share
Fund	Owned by Sit Clients	Outstanding*	Market Value
MGF	8,788,620	27.0%	$26,585,576
MIN	29,167,975	25.6%	76,128,415
MCR	3,993,082	9.6%	25,036,624
CIF	1,452,035	8.1%	2,468,460
MMT	642,159	1.2%	2,986,039

*Source of Shares Outstanding: MGF, MCR, and CIF Annual Report, 11/30/2025; MIN and MMT Annual Report, 10/31/2025.

We do not support the proposed reorganization because the Acquiring Fund?s investment strategy and risk profile is materially different than the investment strategies and risk profiles of the Acquired Funds. Specifically, and most importantly, MGF and MIN are currently required to maintain significant allocations to high-quality securities. In fact, MGF is required to invest at least 80% of its net assets in government securities. In contrast, the Acquiring Fund may invest 100% of its assets in junk bonds. If approved, the proposed reorganization will significantly increase the risk for investors in MGF and MIN. Our clients cannot accept this level of increased risk. The stark contrast in risk profiles among the Funds can be seen here:

Fund Holdings as a Percentage of Net Assets

Security Type	MGF	MIN	MCR	CIF	MMT
U.S.Treasury Bond	47.3%	19.8%	23.3%	0.0%	5.0%
U.S. Agency Guaranteed	30.1%	5.2%	2.1%	0.0%	0.0%
Total U.S. Government	77.4%	25.0%	25.4%	0.0%	5.0%

Source: MGF, MCR, and CIF Annual Report, 11/30/2025; MIN and MMT Annual Report, 10/31/2025.

We believe that the proposed reorganization is not in the best interest of the Acquired Funds shareholders and only benefits the Funds’ sponsor. We ask that the Board cancel the proposed reorganization. We believe that the proposed reorganization is a bait and switch scheme by Massachusetts Financial Services Company. Please call me with any questions.

Sincerely,

Bryce A. Doty

Senior Portfolio Manager

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